UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PLBY Group, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

72814P109

(CUSIP Number)

Raffaele Zucca Alessandrelli

Docler Holding S.à r.l.

44 avenue John F. Kennedy

L-1855 Luxembourg

Grand Duchy of Luxembourg

+352 261 11 81

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 72814P109

1	Names of Reporting Persons Docler Holding S.à r.l.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 14,900,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 14,900,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,900,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.6%
14	Type of Reporting Person CO

CUSIP No. 72814P109

1	Names of Reporting Persons Byborg Enterprises S.A.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 14,900,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 14,900,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,900,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.6%
14	Type of Reporting Person OO

CUSIP No. 72814P109

1	Names of Reporting Persons The Million S.à r.l.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 14,900,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 14,900,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,900,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.6%
14	Type of Reporting Person CO

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of PLBY Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 10960 Wilshire Blvd., Suite 2200, Los Angeles, California 90024.

Item 2.	Identity and Background

(a)	This statement is being filed collectively by:

(i)	Docler Holding S.à r.l. (“Docler”);

(ii)	Byborg Enterprises S.A. (“Byborg”); and

(iii)	The Million S.à r.l. (“The Million,” and together with Docler and Byborg, each a “Reporting Person” and collectively the “Reporting Persons”).

Byborg is a subsidiary of Docler. The Million is a wholly owned subsidiary of Byborg.

(b)	The principal business office of each of the Reporting Persons is 44 avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg.

(c)

The principal business of Docler is to engage in the acquisition, ownership and management of a portfolio of businesses across various sectors. The principal business of Byborg is to act as an online entertainment company. The principal business of The Million is to act as a holding company for businesses owned by Byborg.

(d)

During the last five years, none of the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the persons identified on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons identified on Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Each of the Reporting Persons is organized under the laws of Luxembourg.

Information regarding the executive officers, directors or other control persons of the Reporting Persons is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired 14,900,000 shares of Common Stock at a price of $1.50 per share, for an aggregate purchase price of $22.35 million. The source of funds was the working capital of Byborg and some of its subsidiaries. Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock set forth in Item 5 and hold their shares of Common Stock for investment purposes.

Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

See the information under the caption “Standstill Agreement” in Item 6 of this Schedule 13D. Each Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors including but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals and the terms of the Standstill Agreement (as defined in Item 6 below), acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately- negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock. See the information under the caption “Potential License Agreement” in Item 6 of this Schedule 13D.

See the information under the caption “Potential License Agreement” in Item 6 of this Schedule 13D. Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions. There is no assurance that any such transaction will develop or materialize, or if it does, as to its timing or whether the Reporting Persons will participate.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 was calculated based on approximately 89.5 million shares of Common Stock issued and outstanding as of November 5, 2024, as reported by the Issuer in its press release dated November 5, 2024, and attached as Exhibit 99.1 to its Current Report on Form 8-K filed with the SEC on November 5, 2024.

The Million directly holds 14,900,000 shares of Common Stock of the Issuer. Byborg is a subsidiary of Docler. Million is a wholly owned subsidiary of Byborg.

(c) Except as disclosed in this Schedule 13D, the Reporting Persons have not effected any transaction in the shares of Common Stock of the Issuer during the past 60 days.

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Purchase Agreement

On October 30, 2024, Byborg entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer pursuant to which Byborg agreed to purchase (either itself or through an affiliate) 14,900,000 newly issued shares of Common Stock of the Issuer for a price of $1.50 per share, for a total purchase price of $22.35 million (the “Private Placement”). Subject to certain exceptions set forth in the Purchase Agreement, neither Byborg nor any of its affiliates may transfer any of the shares of Common Stock purchased in the Private Placement to any unaffiliated person until the one-year anniversary of the closing of the Private Placement. The Issuer also granted certain limited registration rights to Byborg and its affiliates for registration of the resale of the shares of Common Stock purchased in the Private Placement after the one-year anniversary of the closing.

In addition, pursuant to the Purchase Agreement, the Issuer has agreed to increase the size of its Board of Directors (the “Board”) from five to seven directors as of January 1, 2025. As of that date, the Board will add a new independent director mutually agreed by the Issuer and Byborg, and Byborg will have the right to nominate one individual to serve on the Board. Byborg will retain such right until such time as it beneficially owns less than 7,450,000 shares of Common Stock. Prior to the closing of the Private Placement, Byborg assigned its rights under the Purchase Agreement to The Million, and Issuer delivered the shares of Common Stock to The Million at the closing of the transaction contemplated by the Purchase Agreement on November 5, 2024.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

Standstill Agreement

On October 30, 2024, Byborg entered into a standstill agreement (the “Standstill Agreement”) with the Issuer. Pursuant to the Standstill Agreement, among other limitations, Byborg and its affiliates agreed not to (i) join or participate in a “group” (as defined in Sections 13(d)(3) and 13(g)(3) of the Securities Exchange Act of 1934, as amended) with any third party, or (ii) purchase shares of Common Stock that would result in Byborg and its affiliates owning in excess of 29.99% of the Issuer’s outstanding Common Stock in the aggregate following any acquisition of Common Stock, in each case, during the standstill period. The standstill period means any time from and after October 30, 2024 in which Byborg and its affiliates collectively own, beneficially or of record, more than 14.9% of the total outstanding shares of Common Stock.

The foregoing description of the Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Standstill Agreement, which is filed as Exhibit 4 hereto and is incorporated herein by reference.

Planned Licensing Agreement

Byborg and the Issuer have also signed a non-binding letter of intent (“LOI”) providing that the parties will work together on an exclusive basis to negotiate and execute a definitive agreement pursuant to which Byborg would license certain of the Issuer’s digital intellectual property and operate certain digital businesses. The Issuer and Byborg expect to enter into definitive agreements prior to year-end. In addition, pursuant to the non-binding LOI, the Reporting Persons may acquire additional equity of the Issuer pursuant to a subsequent purchase agreement with the Issuer or otherwise, subject to the terms of the Standstill Agreement, upon such terms as to be negotiated with the Issuer in connection with the negotiation of the licensing agreement.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated November 13, 2024.

Exhibit 2	Securities Purchase Agreement, dated October 30, 2024, by and between PLBY Group, Inc. and Byborg Enterprises S.A. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 31, 2024)

Exhibit 3	Standstill Agreement, dated October 30, 2024, by and between PLBY Group, Inc. and Byborg Enterprises S.A. (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 31, 2024)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024

DOCLER HOLDING S.À R.L.

By:	/s/ Raffaele Zucca Alessandrelli
Name:	Raffaele Zucca Alessandrelli
Title:	Class B Manager

BYBORG ENTERPRISES S.A.

By:	/s/Raffaelle Zucca Alessandrelli
Name: Raffaele Zucca Alessandrelli
Title: Director

THE MILLION S.À R.L.

By:	/s/Raffaelle Zucca Alessandrelli
Name: Raffaele Zucca Alessandrelli Title: Sole Manager

Schedule I

CONTROL PERSONS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The name, business address, country of citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and other control persons of the Reporting Persons are set forth below:

Docler Holding S.à r.l.

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Gyorgy Gattyan	Hungary	Class A Manager	Group CEO	Docler Holding S.à r.l., holding company, 44 avenue John F. Kennedy, L-1855 Luxembourg

Karoly Papp	Hungary	Class B Manager	Managing Director Product	Byborg Enterprises S.A., premium online entertainment, 44 avenue John F. Kennedy, L-1855 Luxembourg

Raffaele Zucca Alessandrelli	Italy	Class B Manager	Group General Counsel	Docler Holding S.à r.l., holding company, 44 avenue John F. Kennedy, L-1855 Luxembourg

Florian Wopfner	Austria	Class B Manager	Group CFO	Docler Holding S.à r.l., holding company, 44 avenue John F. Kennedy, L-1855 Luxembourg

Byborg Enterprises S.A.

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Andras Somkuti	Hungary	Director	Managing Director Business Development	Byborg Enterprises S.A., premium online entertainment, 44 avenue John F. Kennedy, L-1855 Luxembourg

Karoly Papp	Hungary	Director	Managing Director Product	Byborg Enterprises S.A., premium online entertainment, 44 avenue John F. Kennedy, L-1855 Luxembourg

Raffaele Zucca Alessandrelli	Italy	Director	Group General Counsel	Docler Holding S.à r.l., holding company, 44 avenue John F. Kennedy, L-1855 Luxembourg

Julianna Adam	Hungary	Director	Managing Director Operations	Byborg Enterprises S.A., premium online entertainment, 44 avenue John F. Kennedy, L-1855 Luxembourg

The Million S.à r.l.

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Raffaele Zucca Alessandrelli	Italy	Sole Manager	Group General Counsel	Docler Holding S.à r.l., holding company, 44 avenue John F. Kennedy, L-1855 Luxembourg